Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

April 10, 2019

Sent Via Email and EDGAR

Pamela Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	Money With Meaning Fund, LLC (the “Company”) Draft Offering Statement on Form 1-A File No. 367-00189

Dear Ms. Long:

The Company hereby withdraws its request for qualification submitted on April 5, 2019.

Thank you for your assistance.

Very truly yours,

MONEY WITH MEANING FUND, LLC

	By:	Cloud Capital Management, LLC
As Manager

	By:	/s/ Terrance Osterman
Terrence Osterman, Managing Member

cc: Markley S. Roderick, Esq.